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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               _________________

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               _________________

                     RESOURCE RECYCLING TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                     RESOURCE RECYCLING TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  760930 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               LAWRENCE J. SCHORR
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                300 PLAZA DRIVE
                            VESTAL, NEW YORK  13850
                                 (607) 798-7137

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                WITH A COPY TO:

                            DEAN H. CANNON, ESQUIRE
                           BEVERIDGE & DIAMOND, P.C.
                              1350 I STREET, N.W.
                                   SUITE 700
                            WASHINGTON, D.C.  20005
                                 (202) 789-6000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

          The name of the subject company is Resource Recycling Technologies, Inc., a Delaware corporation (the "Company"), and the address of the Company is 300 Plaza Drive, Vestal, New York 13850. The title of the class of equity securities to which this statement relates is the Common Stock, $1.00 par value (the "Shares").

ITEM 2.  TENDER OFFER OF BIDDER.

          This Statement relates to a tender offer from WMI Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Waste Management, Inc. ("Parent"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated March 23, 1995 (the "Schedule 14D-1") to purchase all the outstanding Shares, at a price of $11.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer" and are contained within the Schedule 14D-1). Parent is controlled by WMX Technologies, Inc. ("WMX").

          The Offer is being made pursuant to an Agreement and Plan of Merger, dated March 17, 1995 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and verification or waiver of all remaining conditions, Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed as
Exhibit 1 and is incorporated herein by reference.

          Based on information in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at 3003 Butterfield Road, Oak Brook, Illinois 60521.

ITEM 3.  IDENTITY AND BACKGROUND.

          (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

          (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, its executive officers, directors or affiliates, is described in the attached Schedule I or set forth below.

THE MERGER AGREEMENT

          The summary of the Merger Agreement contained in the Offer to Purchase which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Parent and the Company's executive officers and directors.

          BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase by Parent or Purchaser of at least a majority of the outstanding Shares, Purchaser and Parent shall be entitled to designate such number of directors (but in no event more than one less than the total number of directors) on the Board of Directors (the "Board") of the Company, rounded up to the next whole number (the "Purchaser Designees") such that Purchaser and Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will have representation on the Board equal to the product of (i) the number of directors on the Board and (ii) the percentage that the number of Shares so purchased bears to the total number of Shares outstanding, and the Company and its Board shall, at such time, take any and all such action as Purchaser may

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reasonably request (including increasing the size of the Board) to cause the
Purchaser's Designees to be elected to the Company's Board.

          AGREEMENT WITH RESPECT TO DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that Parent acknowledges that all rights to indemnification or limitations on liability currently existing in favor of the present or former employees, agents, directors or officers of the Company as provided in its certificate of incorporation, by-laws, agreements or pursuant to applicable law in effect on the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect for a period of not less than the applicable statutes of limitations; however, in the event any claim or claims are asserted or made within such applicable period, all rights to indemnification in respect of such claim or claims shall continue until disposition of any and all such claims. If any action, suit, proceeding or other investigation relating to the Merger Agreement or to the transactions contemplated thereby is commenced, whether before or after the Merger becomes effective, the parties shall cooperate with each other and use all reasonable efforts to defend against and respond to any such action, suit, proceeding or investigation.

          The Merger Agreement also provides that Purchaser and Parent will maintain in effect the Company's current directors' and officers' insurance policy for the remainder of its term and purchase a policy providing continued coverage relating to actions, alleged actions, omissions and alleged omissions occurring at or prior to the time of the Merger (the "Effective Time") for a period of at least three years from and after the Effective Time, provided that the total amount Parent and Purchaser are required to expend for such coverage shall not exceed 250% of the 1994 premium for such current policy.

STOCK TENDER AGREEMENTS

          Upon the execution of the Merger Agreement, three stockholders of the Company entered into Stock Tender Agreements (the "Stock Tender Agreements") with Parent and Purchaser. The three stockholders are Allen & Company Incorporated ("Allen & Co."), Paul A. Gould and Andrew T. Dwyer. Allen & Co. is the Company's largest stockholder, Paul A. Gould is a director of the Company and a Managing Director of Allen & Co., and Andrew Dwyer is Chairman of the Company's Board of Directors. Pursuant to the Stock Tender Agreements, so long as the Board of Directors of the Company has not withdrawn its recommendation of the Offer in accordance with the Merger Agreement, those stockholders will validly tender (and not thereafter withdraw) the Shares beneficially owned by each of them pursuant to and in accordance with the terms of the Offer. As of March 20, 1995, these stockholders (with members of their families) beneficially owned a total of 1,082,506 Shares, representing approximately 33% of the then outstanding Shares, on a fully diluted basis. See "Security Ownership" in
Schedule I hereto.

          These stockholders may decline to tender, or withdraw, their Shares only if: (1) the amount or form of consideration to be paid for their Shares is less than cash in the amount of $11.50 per Share, net to the stockholder in cash, (ii) the Merger Agreement is terminated, or (iii) the Board of Directors of the Company withdraws its recommendation of the Offer in accordance with the Merger Agreement, provided, that if the Company's Board subsequently recommends an offer by Purchaser or an affiliate of Purchaser for a consideration per Share greater than $11.50 per Share, the stockholders have agreed to re-tender any Shares that were withdrawn.

          In connection with the Stock Tender Agreements, the parties thereto have made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) their authority to enter into and perform their obligations under the Stock Tender Agreements, (iii) the ability of the parties to enter into the Stock Tender Agreements without violating other agreements to which they are party, (iv) the absence of liens and encumbrances on and in respect of the stockholder parties' Shares and (v) restrictions on the transfer of the stockholder parties' Shares.

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CERTAIN CONFLICTS

          STOCK OPTIONS. As of the date of filing of this Schedule 14D-9, the current directors and executive officers of the Company as a group hold stock options granted under the Company's Incentive Stock Option Plan As Amended and Restated June 8, 1990 and under the Company's Non-Qualified Stock Option Plan (collectively, the "Option Plans") to purchase an aggregate of 406,500 Shares at exercise prices ranging from $3.42 to $8.50 per Share. In accordance with the terms of the Merger Agreement, prior to consummation of the Merger, the Company will have made arrangements with each holder of a stock option the effect of which shall be that a stock option granted under the Option Plans which is outstanding immediately prior to the consummation of the Offer will be cancelled and the holder thereof will receive an amount in cash equal to the excess, if any, of the price paid for each Share pursuant to the Merger over the per share exercise price of such option multiplied by the number of Shares issuable pursuant to any such option, net of any income tax withholding and payroll taxes applicable to such payment.

          EMPLOYMENT AND CONSULTING AGREEMENTS. The Company maintains an employment agreement (the "Schorr Agreement") with Lawrence Schorr, its President and Chief Executive Officer, described under the section captioned "Compensation of Executive Officers and Directors" in Schedule I hereto. The Schorr Agreement contains provisions allowing Mr. Schorr to terminate the agreement in exchange for a lump sum payment equal to all salary payments owed to him for the balance of the agreement term, in the event of a change of control (as defined therein), unless the new controlling entity (i) has a net worth equal to or greater than the net worth of the Company immediately prior to the change of control and (ii) guarantees the Company's obligations under the agreement. The acquisition of Shares pursuant to the Offer and Merger will constitute a change of control for purpose of the Schorr Agreement. The lump sum amount that would be payable to Mr. Schorr if the Schorr Agreement were terminated in accordance with this provision at March 31, 1995 is approximately $384,000.

          Mr. Schorr and Purchaser have agreed to new employment arrangements (the "New Schorr Agreement") between Mr. Schorr and the Company that will be effective upon consummation of the Merger to replace the existing Schorr Agreement. The New Schorr Agreement provides that Mr. Schorr will be employed by the Company for a period of two years after the Effective Time, and thereafter on an at-will basis, for an annual base salary of $280,000. The New Schorr Agreement also provides that Mr. Schorr will be granted options to purchase WMX common stock during 1995 and 1996 with a value equal to 100% of his base salary, prorated for 1995. If the Merger is not consummated, the New Schorr Agreement will not become effective.

          The Company also maintains employment agreements (the "Koffman Agreements") with Burton Koffman, a director of the Company, and Richard Koffman, a former director and the brother of Burton Koffman, described under the section captioned "Compensation of Executive Officers and Directors" in
Schedule I hereto. The Koffman Agreements contain provisions identical to the provisions in the Schorr Agreement regarding a change of control of the Company. The lump sum amounts that would be payable to Burton Koffman and Richard Koffman if the Koffman Agreements were terminated in accordance with these provisions at March 31, 1995 are approximately $413,000 and $78,000, respectively.

          The Company has entered into a Consulting Agreement with Andrew Dwyer, Chairman of the Board of Directors, that is described under the section captioned "Compensation of Executive Officers and Directors" in Schedule I hereto. Purchaser has informed the Company that it expects to propose an extension by the Company of this Consulting Agreement, for a period of one year after the Merger, at its current rate of $100,000 per annum.

          Parent has indicated that it may wish to seek employment agreements with other Company employees.

          LADENBURG WARRANT. There is presently outstanding a warrant (the "Warrant") to purchase an aggregate of 113,363 Shares for $9.13 per share, issued to Ladenburg, Thalmann & Co. Inc. ("Ladenburg"), exercisable through 5:00 P.M., New York City time, on April 10, 1995. Jay Petschek, a director of the Company, is a Managing Director of Ladenburg. The Company and Ladenburg, with the consent of Purchaser, have agreed that (i) in full

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settlement of the Warrant, Ladenburg will be entitled to receive immediately after the Effective Time a cash payment from the Company in an amount equal to the excess of the price paid for each Share pursuant to the Merger over the per share exercise price of the Warrant, multiplied by 113,363 (the number of Shares issuable upon exercise of the Warrant), and (ii) if the Merger is not consummated, the Warrant will be extended for sixty days beyond the date on which a registration statement filed by the Company covering the Shares issuable upon exercise of the Warrant becomes effective. Assuming the consideration paid for each Share pursuant to the Offer and Merger is $11.50 per Share, net to the seller in cash, the cash payment to be paid to Ladenburg for settlement of the Warrant pursuant to the Merger would be $268,670.

          FINANCIAL ADVISOR. The Company retained Allen & Co. to act as one of its financial advisors in connection with the Offer and Merger, and to evaluate and render an opinion regarding the fairness, from a financial point of view, of the consideration to be paid pursuant to the Offer and Merger to the Company's stockholders.

          As indicated previously, Paul A. Gould, a director of the Company, is a Managing Director of Allen & Co., and Allen & Co. is the Company's largest stockholder. See "Information Concerning Members of the Board of Directors," "Security Ownership" and "1994 Change of Control of the Company" in Schedule I hereto. Allen & Co. will be paid a fee of $300,000 for its services to the Company in connection with the Offer and Merger, such fee to be paid by the Company upon the acquisition by Purchaser of a majority of the Shares. In the event of the consummation of any alternative transaction which would entail financial advisory services for the Company other than those contemplated in connection with the Offer and Merger, Allen & Co. will be paid such consideration as may be agreed by Allen & Co. and the Company. The Company has also agreed to reimburse Allen & Co. for certain out-of-pocket expenses, and to indemnify Allen & Co. for certain liabilities that may arise as a result of the engagement. See "Item 5. Persons Retained, Employed or to be Compensated."

          The Company has been informed that Allen & Co. has not been previously retained by and does not have any other contract, agreement, arrangement, understanding or actual or potential conflict of interest, with the Company, Purchaser, Parent, or any of their respective directors, executive officers or affiliates.

          LEGAL COUNSEL. Beveridge & Diamond, P.C. ("B&D") has served as corporate legal counsel to the Company for various matters since 1983, and was retained by the Company to provide legal services on behalf of the Company in connection with the Offer and Merger. Dean H. Cannon, a principal of B&D, is a director of the Company. B&D also provides legal services to Parent and to other subsidiaries of WMX in connection with various environmental matters unrelated to the Offer and Merger.

          The Board of Directors of the Company also retained Skadden, Arps, Slate, Meagher & Flom ("Skadden, Arps") to advise it regarding certain legal matters relating to the Offer and Merger. Skadden, Arps has represented from time to time subsidiaries of WMX in matters unrelated to the Offer and Merger.

          OTHER MATTERS. Certain other transactions have occurred, or relationships exist, between the Company and its directors, executive officers or affiliates. See "Transactions with Executive Officers and Directors" in
Schedule I hereto.

ITEM 4.  SOLICITATION OR RECOMMENDATION.

         (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

          The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender such Shares pursuant to the Offer.

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     (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

     In late spring 1994, Andrew T. Dwyer, Chairman of the Company, contacted Phillip B. Rooney, President of Parent, to discuss jointly pursuing certain project opportunities using the Company's technology and experience in designing, constructing and operating material recycling facilities and Parent's operating and capital resources. This discussion led to a meeting on June 1, 1994 among Mr. Dwyer, Mr. Rooney and Joseph M. Holsten, Chief Financial Officer of Parent, at which these possible cooperative efforts were further explored.
At this meeting, Mr. Rooney also expressed an interest in having Parent acquire the Company, indicating that on the basis of a preliminary valuation analysis of publicly available information regarding the Company which Parent had performed, Parent might be willing to consider paying a price of $7.50 per Share in such an acquisition. Noting the recent improvement in the Company's financial performance, Mr. Dwyer declined to discuss a possible acquisition of the Company at that price. He did, however, suggest that a price of at least $10.00 per Share might be of interest to him personally. Parent's representatives indicated their view that such a higher price was not warranted and the discussion of a possible acquisition terminated. Although Messrs. Dwyer and Rooney had continuing dialogue from time to time regarding possible project opportunities or joint ventures, there were no further discussions between Messrs. Dwyer and Rooney regarding Parent's possible acquisition of the Company until the discussions in March 1995 described below.

     In October 1994, the Company and Parent entered into a confidentiality agreement pursuant to which Parent would have access to technical information to determine whether there was interest in Parent retaining the Company to render technical advisory services in connection with Parent's material recovery facility operations. On October 27, 1994, William A. Rodgers, Jr., then Vice President-Business Development of Parent's Mid-Atlantic Group and two other representatives of Parent, toured the Company's Ocean County, New Jersey material recycling facility. Accompanying these officials at various times were Mr. Dwyer, Lawrence J. Schorr, the Company's President and Chief Executive Officer, and the Ocean County facility manager. During this tour, Mr. Rodgers again broached the subject of a possible acquisition of the Company by Parent, but Mr. Dwyer indicated that there was no interest from his standpoint in discussing such a transaction at that time.

     On January 24, 1995, the Company publicly released its financial results for the year ended December 31, 1994. Subsequently, Mr. Rooney contacted Mr. Dwyer's office and Paul A. Gould, a director of the Company and a Managing Director of Allen & Co., the Company's largest stockholder, and arranged for a meeting on March 2, 1995, for the principal purpose of discussing a possible acquisition of the Company by the Parent or considering another form of business combination between them. After it was scheduled but prior to this meeting, Mr. Dwyer furnished Parent's representatives with certain information regarding the Company's results of operations and financial position, cash position and a summary of the Company's "best case" operating budget for 1995. See "Certain 1995 Financial and Budget Information" in Section 8 of the Offer to Purchase that is enclosed with this Schedule 14D-9. This meeting was attended by Messrs. Rooney, Holsten and Rodgers, from Parent, and by Messrs. Dwyer and Gould.

     At the March 2 meeting, the Company's management and its ongoing projects were discussed and the budget and underlying assumptions were reviewed. Parent's representatives proposed an acquisition of the Company by the Parent on the basis of a cash price of $10.00 per Share. Mr. Dwyer initially indicated an interest in a cash price of $14.00 per share, but after negotiations among the Parent representatives, Mr. Dwyer and Mr. Gould, it was generally agreed that a per share price of $11.50 would be mutually acceptable to the meeting participants. The participants further generally agreed that the Parent would offer to acquire all of the Company's outstanding shares for a cash price of $11.50 per share, and Messrs. Dwyer and Gould, and Allen & Co., would tender their Shares to Parent upon such offer, subject to negotiation and execution of a definitive acquisition agreement containing typical terms and conditions, and in the case of Messrs. Dwyer and Gould, and Allen, to the approval of the Company's Board, and in the case of Parent, to its completion of due diligence. A break-up fee was also discussed and Messrs. Dwyer and Gould indicated that they were amenable to such a fee if a definitive agreement could be reached and approved by the Company's Board.

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     On March 3, 1995, Mr. Dwyer informed Mr. Schorr of the proposed Parent offer, and between March 3 and March 8, Mr. Schorr informed Company Board members and retained legal counsel. On March 9, 1995, the Company retained Allen & Co. and Gilford Securities Incorporated ("Gilford") to act as financial advisors (the "Financial Advisors"), and the Financial Advisors began conducting their reviews of the Company. During the two weeks beginning March 6, as representatives of Parent conducted various due diligence activities, representatives of Parent and the Company (including outside counsel for all parties) negotiated the terms of the Merger Agreement and the Stock Tender Agreements.

     On March 14, 1995, the Company's Board of Directors held an informational meeting with the Financial Advisors and the Company's legal counsel in New York City. At this meeting, the Board was informed of the background leading up to the Parent's proposed offer and current status of the negotiations and due diligence. The Company's legal counsel summarized the terms and conditions of the proposed Merger Agreement and the Stock Tender Agreements, and provided advice to the Board members with respect to certain legal matters, including their fiduciary obligations in connection with a sale of the Company. Representatives of the Financial Advisors provided a preliminary report to the Board based on their review of the Company, summarizing the items reviewed and analyzed. The Financial Advisors indicated at that time that their preliminary views were that the consideration for the Shares to be paid pursuant to the Offer and Merger was fair, from a financial point of view, to the Company's stockholders. During this meeting, the Board discussed the Offer and Merger in detail. The Company's management and counsel generally were authorized to continue their negotiations with Parent and a second Board meeting was scheduled for March 17.

     On March 17, 1995, the Company's Board of Directors met by telephone conference call to consider the final terms of the proposed transaction and receive the final report of the Financial Advisors. The written analysis prepared by Allen & Co. had been provided to the Board members on March 16, and drafts of the various agreements were provided as well. The Company's legal counsel summarized the changes to the Merger Agreement that had been agreed to since the previous meeting, and reviewed the terms of the Stock Tender Agreements and the New Schorr Agreement. Counsel also described certain modifications to outstanding options, the Ladenburg Warrant and the Company's convertible preferred stock that needed to be made in connection with the Offer and Merger.

     Representatives of the Financial Advisors then made a presentation to the Board of Directors and delivered the oral opinions of Allen & Co. and Gilford that, as of March 17, 1995 and based upon and subject to the matters reviewed with the Board, the $11.50 per Share cash consideration to be received by the holders of the Shares in the Offer and the Merger was fair to such holders from a financial point of view.

     The Board then analyzed and discussed the Offer, the Merger Agreement, the Stock Tender Agreements, the New Schorr Agreement, and the modifications to be made to the options, the Ladenburg Warrant and the preferred stock. The Board of Directors unanimously approved the Merger Agreement, the Stock Tender Agreements, and the transactions contemplated thereby, as well as the New Schorr Agreement, and the modifications to the options, the Ladenburg Warrant, and the preferred stock. The Board also unanimously resolved to recommend acceptance of the Offer and approval and adoption of the Merger and the Merger Agreement by the Company's stockholders.

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

     (i)  the terms of the Merger;

     (ii) presentations by management and the Financial Advisors regarding, among other things, the financial condition, results of operations, business and prospects of the Company, including consideration of commodity price fluctuations, the declining number of municipal projects, the amount of capital that may be needed to expand the Company's operations in the future, particularly for privately financed projects, the potential negative effects on recycling because of the inability of municipal governments to enforce flow control, and the increase in competition arising from high commodity pricing;

     (iii) that the $11.50 per Share price in the Offer represented (a) a premium of approximately 51% over the closing price of the Shares on March 13, 1995 (three days prior to the meeting), (b) a premium of approximately 156% over the closing price of the shares on December 30, 1994, and (c) a price higher than the Shares have traded in the last five years;

     (iv) the oral opinions of Allen & Co. and Gilford delivered at the meeting on March 17, and subsequently confirmed in writing and attached hereto as Exhibits 8 and 9, respectively, to the effect that, as of such date and based upon and subject to the matters reviewed with the Board, the $11.50 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view;

     (v) that the Merger Agreement permits the Company to furnish information to (pursuant to appropriate confidentiality agreements), and negotiate or participate in discussions with, any third party if required by the fiduciary duties of its directors after consulting with outside counsel to the Company;

     (vi) the fact that the Company and its representatives did not solicit possible acquisition interest from third parties, including the following considerations (among other things) that led to the Board decision that a "public" auction of the Company was not the appropriate course: (1) the uncertainties and potential adverse effect that a "public" auction of the Company could have on the business, employees and prospects of the Company, including its relationships with third parties, (2) the Board's belief, after considering the preliminary presentations of the Financial Advisors, that the price per Share in the Offer and Merger was sufficiently attractive that it did not need to solicit other offers, (3) the terms of the Merger Agreement, described above, that permit the Company, if required by the fiduciary duties of its directors, to negotiate or participate in discussions with third parties, (4) the size of the break-up fee (referred to below) and the Board's belief that it would not deter alternative bidders, and (5) the limited number of possible alternative third party bidders that would be willing and able to pay a higher price for the Shares than the consideration offered in the Offer and Merger, without additional conditions to consummation, in light of current recycling industry conditions and activities;

     (vii) the termination provisions of the Merger Agreement, which were a condition to the Offer, providing that Parent would be entitled to a fee of $1,000,000 if (a) any person, corporation, partnership or other entity (other than Parent, Purchaser or any of their affiliates) ("Third Person") acquires more than 33% of the outstanding Shares, (b) a Third Person acquires more than 50% of the Company's total assets, (c) the Company consummates a plan of liquidation relating to more than 50% of its total assets, (d) the Company repurchases more than 50% of the outstanding Shares, (e) the Company consummates a merger of the Company with, the sale of all or substantially all of the assets of the Company to, or any other business combination involving the Company with, a Third Person, or
           (f) Parent and Purchaser terminate the Merger Agreement because more than 50.1% of the shares (assuming exercise and conversion of all outstanding options and convertible securities) have not been validly tendered and not withdrawn, and within one year from the date of such termination a transaction contemplated by (a), (b) or (e) is consummated with a Third Person, so long as such transaction is accomplished so as to provide a yield to holders of Company Common Stock of at least the equivalent of $11.50 per share, and there was a public announcement or written proposal to effect such transaction by or with such Third Person while the Merger Agreement was in effect, or (g) the Board withdraws or amends in any material respect adverse to consummation of the Offer its recommendation that the Offer be accepted by the Company's stockholders and that stockholders tender their Shares in the Offer, unless such withdrawal or amendment results from a material breach by Parent or Purchaser of any representations or warranties in the Merger Agreement or a failure by Parent or Purchaser to fulfill any material covenant in the Merger Agreement;

     (viii) the limited number of conditions to the obligations of Parent and Purchaser to consummate the Offer and the Merger, including the fact that the Offer is not conditioned on financing;

     (ix) the request by Purchaser and Parent for the Stock Tender Agreements, which were executed upon the execution of the Merger Agreement, and the fact that the Shares owned by the selling stockholders thereunder could only be purchased by Purchaser pursuant to the terms of the Offer whereby all stockholders of the Company have the same right to participate, it being recognized by the Board of Directors that the Stock Tender Agreements did not preclude an alternative offer for the Company or its outstanding Shares; and

     (x) the anticipated benefits of the Merger to the employees and management of the Company.

     The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     Copies of the written opinions of Allen & Co. and Gilford are attached hereto as Exhibits 8 and 9, respectively, and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINIONS OF ALLEN & CO. AND GILFORD IN THEIR ENTIRETY.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Allen & Co. by letter agreement dated March 9, 1995 to act as financial advisor to assist it in evaluating the fairness to the stockholders of the Company from a financial point of view of the Proposed Transaction (as defined in the letter agreement), including a potential business combination pursuant to which the Company would be acquired by Purchaser, and to assist it in negotiations between the Company and any potential acquirors, investors, or other interested parties. The engagement will last for the shorter of one year from its inception unless extended for certain specified reasons, consummation of the Proposed Transaction, or abandonment thereof.

     The Company has agreed to pay Allen & Co. $300,000 upon acquisition by Purchaser of a majority of the Shares. In the event of the consummation of an alternative transaction that would entail financial advisory services for the Company, Allen & Co. will receive such compensation as may be agreed between the parties. The Company has also agreed to pay out-of-pocket expenses, including the expenses of counsel for Allen & Co., and to indemnify Allen & Co. for certain liabilities arising out of the Proposed Transaction or the retention of Allen & Co. pursuant to, or its performance under, the letter agreement, including liabilities arising under the federal securities laws.

     Allen & Co. owns 664,806 shares of the Company and Paul A. Gould, a director of the Company and a Managing Director of Allen & Co. owns an additional 150,000 shares. Allen & Co. and Mr. Gould agreed on March 17, 1995 to tender their Shares to the Purchaser and not to withdraw the Shares except as set forth in their respective Stock Tender Agreements. See "Item 3. Identity and Background."

     In the ordinary course of its business, Allen & Co. may actively trade the securities of the Company and WMX for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     By letter agreement dated March 9, 1995, the Company engaged Gilford to provide it with an opinion whether or not the proposed consideration to be received in connection with the Offer and Merger is fair to the Company's stockholders from a financial point of view. The Company has agreed to pay Gilford $62,500, one-half of which was paid by the Company upon delivery of the opinion and the balance of which is payable upon consummation of the Merger. In addition, the Company has agreed to pay Gilford's reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Gilford for certain liabilities arising out of Gilford's engagement pursuant to the letter agreement, including liabilities arising under the federal securities laws.

     In the ordinary course of its business, Gilford may actively trade the securities of the Company and WMX for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. The Company has been informed that Gilford has not been previously retained by and does not have any other contract, agreement, arrangement, understanding or actual or potential conflict of interest, with the Company, Purchaser, Parent, or any of their respective directors, executives officers or affiliates.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares to the Purchaser which are held of record or beneficially by such person or over which he, she or it has sole dispositive power.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b)  None.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     (A)  DGCL 203.

     Section 203 of the General Corporation Law of Delaware ("DGCL") purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the voting stock of such corporation after the date the relevant person or entity first becomes a 15% stockholder. Section 203 provides that the corporation shall not engage for a period of three years in any business combination with such a stockholder without approval of the holders of two-thirds of the outstanding shares (other than the shares owned by the 15% stockholder), with certain exceptions, including (i) prior approval by the board of directors of the corporation, either of the business combination or the transaction which results in a stockholder becoming a 15% stockholder, or (ii) the ownership by the 15% stockholder of at least 85% of the outstanding voting shares of the corporation, exclusive of shares acquired in a transaction not approved by the board of directors. The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Stock Tender Agreements, and the Merger, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

     (B)  INFORMATION STATEMENT.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.
- -----------

Exhibit 1 Agreement and Plan of Merger dated March 17, 1995 among Waste Management, Inc., WMI Acquisition Sub, Inc. and Resource Recycling Technologies, Inc.

Exhibit 2 Stock Tender Agreement dated March 17, 1995 among Allen & Company Incorporated, Waste Management, Inc. and WMI Acquisition Sub, Inc.

Exhibit 3 Stock Tender Agreement dated March 17, 1995 among Paul A. Gould, Waste Management, Inc. and WMI Acquisition Sub, Inc.

Exhibit 4 Stock Tender Agreement dated March 17, 1995 among Andrew T. Dwyer, Waste Management, Inc. and WMI Acquisition Sub, Inc.

Exhibit 5 Employment Agreement dated March 17, 1995 between Resource Recycling Technologies, Inc. and Lawrence J. Schorr.

Exhibit 6 Press Release issued jointly by Waste Management, Inc. and Resource Recycling Technologies, Inc. dated March 17, 1995.

Exhibit 7 Letter to Stockholders of Andrew T. Dwyer and Lawrence J. Schorr dated March 23, 1995.*

Exhibit 8    Opinion of Allen & Company Incorporated dated March 17, 1995.*

Exhibit 9    Opinion of Gilford Securities Incorporated dated March 17, 1995.*

Exhibit 10 Press Release issued jointly by Waste Management, Inc. and Resource Recycling Technologies, Inc. dated March 23, 1995.

- -----------------

*  Included in copies mailed to stockholders.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 1995           RESOURCE RECYCLING TECHNOLOGIES, INC.


                                By: /s/ LAWRENCE J. SCHORR
                                    ---------------------------------
                                    Name:  Lawrence J. Schorr
                                    Title: President and Chief Executive Officer

                                  SCHEDULE I

                     RESOURCE RECYCLING TECHNOLOGIES, INC.
                                300 PLAZA DRIVE
                            VESTAL, NEW YORK  13850

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER


     This Information Statement is being mailed on or about March 23, 1995 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Resource Recycling Technologies, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $1.00 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On March 17, 1995, the Company, WMI Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), and Waste Management, Inc., an Illinois corporation ("Parent"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which
(i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares, at a price of $11.50 per Share net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent. Parent is controlled by WMX Technologies, Inc.

     The Merger Agreement requires the Company to take such action as Purchaser may reasonably request to cause Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers--Right to Designate Directors; Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on March 23, 1995. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Wednesday, April 19, 1995, unless the Offer is extended.

     The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 20, 1995, there were 2,675,773 Shares outstanding. The Board of Directors currently consists of six members. At each annual meeting of stockholders, directors are elected to hold office for one year terms, until the next annual meeting of stockholders.


RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     The Merger Agreement provides that promptly upon the purchase by Parent or Purchaser of at least a majority of the outstanding Shares, Purchaser and Parent shall be entitled to designate such number of directors (but in no event more than one less than the total number of directors) on the Board of Directors (the "Board") of the Company, rounded up to the next whole number (the "Purchaser Designees") such that Purchaser and Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will have representation on the Board equal to the product of (i) the number of directors on the Board and (ii) the percentage that the number of Shares so purchased bears to the total number of Shares outstanding, and the Company and its Board shall, at such time, take any and all such action as Purchaser may reasonably request (including increasing the size of the Board) to cause the Purchaser Designees to be elected to the Company's Board.

     Purchaser has informed the Company that it will choose the Purchaser Designees from the executive officers listed on Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Information Statement. The information on such Schedule I is incorporated herein by reference. No determination has yet been made as to which of the current directors of the Company who are not officers of the Company will continue as directors following the purchase of Shares pursuant to the Offer.

     None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

     It is expected that the Purchaser Designees may assume office at any time following the acceptance for payment of, and payment for, any Shares pursuant to the Offer, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

     Biographical information concerning each of the Company's current directors and executive officers is presented on the following pages.

                         INFORMATION CONCERNING MEMBERS
                           OF THE BOARD OF DIRECTORS


CERTAIN BACKGROUND AND OTHER INFORMATION CONCERNING DIRECTORS AND NOMINEES

     Unless otherwise indicated, each person listed below has been employed at his or her present principal occupation for the past five years or prior thereto. Each individual listed below is a citizen of the United States. There are no family relationships among directors, nominees for election as directors or executive officers of the Company.

     Andrew T. Dwyer, 46, has been a director of the Company since October 1991 and has been Chairman of the Board of Directors since May 1993. Mr. Dwyer is a consultant, and has entered into a Consulting Agreement with the Company. See "Executive Compensation." Mr. Dwyer was Chairman of the Board of Directors of JWP INC. (now known as EMCOR Group, Inc., referred to herein as "JWP") from April 1987 until July 1993. Mr. Dwyer also served as Chief Executive Officer of JWP from 1987 until April 1993 and as President of JWP from 1985 until January 1992. On December 21, 1993, an involuntary petition under Chapter 11 of the U.S. Bankruptcy Code was filed against JWP. This proceeding was converted to a voluntary action on February 14, 1994, when JWP consented to the entry of an order for relief under Chapter 11. JWP was discharged from bankruptcy in approximately December 1994 and its name was changed to EMCOR Group, Inc. Mr. Dwyer was a director of JWP at the time of the filings. Mr. Dwyer has also received a letter from the staff of the Securities and Exchange Commission (the "SEC") indicating that an enforcement action is being recommended against him in connection with certain alleged financial irregularities involving JWP occurring prior to the bankruptcy. The Company has been informed that enforcement actions are being recommended against JWP, Mr. Dwyer and other individuals who are or were officers or directors of JWP. JWP, Mr. Dwyer and other officers and directors of JWP are also defendants in lawsuits brought by JWP shareholders and bondholders alleging violations of the federal securities laws, breaches of fiduciary duty under state law and related matters. None of the alleged financial irregularities, shareholder or bondholder litigation, or potential SEC enforcement actions involve the Company. However, the SEC indicated in its letter to Mr. Dwyer that an order barring Mr. Dwyer from serving as an officer or director of any publicly held company may be sought. Mr. Dwyer has denied any wrongdoing in connection with the matters involving JWP.

     Lawrence J. Schorr, 40, is President and Chief Executive Officer of the Company. Mr. Schorr was elected Chief Executive Officer effective May 4, 1993 and has served as President and Chief Operating Officer since October 1988. He has been a director of the Company since November 1988. He also serves as an officer and/or director of various subsidiaries of the Company.

     Paul A. Gould, 49, has been a director of the Company since June 16, 1994. Mr. Gould is a Managing Director of Allen & Company Incorporated ("Allen & Co."), an investment banking firm that is the largest stockholder of the Company. He also serves as a member of the Board of Directors of National Patent Development Corp.

     Burton I. Koffman, 68, has been a director of the Company since May 1986. Between May 1986 and October 1991, Mr. Koffman served as Chief Executive Officer and Chairman of the Board of Directors of the Company. He is also Chairman and President of PLC Enterprises, Inc. ("PLC") and Great American Industries, Inc. ("Great American"), companies headquartered in Vestal, New York, that engage, through subsidiaries, in the manufacture and distribution of foam and related products and building materials. PLC and Great American are owned and controlled by members of the Koffman family. Mr. Koffman also serves as Chairman of Apparel America, Inc. ("Apparel"), Senior Vice President and a director of Poloron Products, Inc. ("Poloron") and Centuri, Inc. ("Centuri"), the principal stockholder of Poloron. Apparel, Poloron and Centuri are publicly held companies in which members of the Koffman family and affiliated companies hold substantial ownership interests. During 1991, Centuri, its then wholly owned subsidiary, Outdoor Sports Headquarters, Inc. ("OSHI"), and Poloron Homes of Pennsylvania, Inc. ("Poloron Homes"), a wholly owned subsidiary of Poloron, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Koffman was an officer and/or director of such companies at the time of such filings. The Chapter 11 case of Poloron Homes is pending at the present time. Plans of reorganization for OSHI and Centuri were approved by the bankruptcy court in June 1992 and November 1993, respectively.

     Jay R. Petschek, 36, has been a director of the Company since 1990. Mr. Petschek is a Managing Director, Corporate Finance of Ladenburg, Thalmann & Co. Inc. ("Ladenburg"), an investment banking firm.

     Dean H. Cannon, 37, has been a director of the Company since February 1994. Ms. Cannon is a principal of the law firm of Beveridge & Diamond, P.C., Washington, D.C. Beveridge & Diamond, P.C. serves as corporate counsel to the Company.

     Jeffrey M. Young, 44, is Senior Vice President-Operations of the Company and has served as a Vice President of the Company since June 1991. He has served as an officer and director of RRT Empire Returns Corporation ("RRT Empire," a subsidiary of the Company) for more than five years and also serves as an officer and/or director of other subsidiaries of the Company.

     David H. Weitzman, 44, is Senior Vice President-Marketing and has been a Vice President of the Company since June 1991. He has served as an officer of RRT Empire for more than five years and also serves as an officer of other subsidiaries of the Company.

     Nathiel G. Egosi, 36, is Vice President-Engineering of the Company and has served in such capacity since June 1991. He has been President of RRT Design & Construction Corp. ("RRT Design," a subsidiary of the Company) since 1989.

     Robert C. Nolt, 47, has been Vice President-Finance since June 1994, Secretary since January 1995 and Treasurer and Controller of the Company since March 1993. Mr. Nolt was Controller of U.S. Commstruct Inc., Vestal, New York, for approximately one year prior to March 1993, and Vice President-Finance of Ozalid Corporation, Vestal, New York, for more than two years prior to such time. Mr. Nolt also serves as an officer and director of certain of the Company's subsidiaries.

     Jake Vigoda, 31, has been Vice President-Business Development since January 1995 and was the Company's Director of Business Development from January 1994 until January 1995. Mr. Vigoda was a Director of NK Intercon and its affiliates for more than four years prior to December 1993.


COMMITTEES AND MEETINGS

     The Board of Directors has established three standing committees to assist in the discharge of its responsibilities. These are the Executive, Audit, and Compensation and Incentive Stock Option Committees. The Board as a whole nominates directors for election.

     During the year ended December 31, 1994, the Board of Directors held four meetings. The Audit Committee held one meeting (by telephone conference call), and the Incentive Stock Option Committee (which became the Compensation and Incentive Stock Option Committee on June 16, 1994) held two meetings. All incumbent directors attended seventy-five percent (75%) or more of the Board and Committee meetings held during the period during which they were directors or Committee members.

     Jay Petschek and Alan Jablon served as the Audit Committee from January 1, 1994 until Mr. Jablon's resignation from the Board effective March 7, 1994. Jay Petschek and Dean H. Cannon served as the Audit Committee from March 15, 1994 through June 16, 1994, at which time Burton Koffman was added to the Committee for the balance of the year. The Audit Committee meets with the Company's independent accountants and reviews the results of their audit and management's response thereto, inquires into various financial accounting matters affecting the Company and reviews the non-audit services performed by the independent auditors, considering the effect, if any, on their independence.

     Andrew Dwyer, Alan Jablon, and Jay Petschek served as the members of the Compensation Committee and as the members of the Incentive Stock Option Committee for 1994 until Mr. Jablon's resignation from the Board effective March 7, 1994 (after which the membership of these Committees was Andrew Dwyer and Jay Petschek). On June 16, 1994, these two committees were merged and Andrew Dwyer, Paul Gould and Jay Petschek were elected as the members of the Compensation and Incentive Stock Option Committee. The Compensation and Incentive Stock Option Committee periodically reviews the compensation, including fringe benefits, of officers and management personnel of the Company. This Committee also administers the Incentive Stock Option Plan and, subject to the provisions of the Plan and applicable law, has full authority to interpret the Plan, determine the terms and provisions of the respective option agreements and make all other determinations necessary or advisable for the administration of the Plan.

     The Company did not have an Executive Committee until September 27, 1994, when Andrew Dwyer, Paul Gould and Lawrence Schorr were elected as the members of the Executive Committee. The Executive Committee generally has the authority to exercise all powers of the Board, to the extent permitted by law, in the management of the Company between Board meetings. Although the Executive Committee held no formal meetings during the balance of 1994, it consulted informally on several occasions.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the 1994 Compensation and Incentive Stock Option Committee (or of the previous Compensation Committee) was, during 1994 or previously, an officer or employee of the Company or any of its subsidiaries, and no member had any relationship with the Company other than as a director, except that Andrew Dwyer, who is the Chairman of the Board, has a Consulting Agreement with the Company. See "Compensation of Executive Officers and Directors." No executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions) of any other entity during 1994.

                               SECURITY OWNERSHIP

     The following table sets forth, as of March 20, 1995 (except as set forth in Notes 6 and 7), certain information with respect to each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, each director, each executive officer and all executive officers and directors as a group. Unless otherwise indicated, the stockholders have sole voting and investment power with respect to Shares beneficially owned by them.

NAME OF PERSON OR ENTITY                COMMON
AND ADDRESS OF 5% OR MORE                STOCK     PERCENT OF
BENEFICIAL OWNER                         OWNED   OUTSTANDING (1)
- --------------------------------------  -------  ---------------

Allen & Company Incorporated            664,806           24.8 %
711 Fifth Avenue
New York, New York  10022

Paul A. Gould (2)                       150,000            5.6 %
c/o Allen & Company Incorporated
711 Fifth Avenue
New York, New York  10022

Andrew T. Dwyer (3)(4)(5)               267,700            9.7 %
c/o Airlie Group
115 E. Putnam Street
Greenwich, Connecticut  06830

Kennedy Capital Management, Inc. (6)    233,400            8.7 %
425 N. New Ballas Road., #181
St. Louis, Missouri  63141

Dimensional Fund Advisors Inc. (7)      135,623            5.1 %
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401

Lawrence J. Schorr (4)(5)(8)            182,218            6.3 %

Burton I. Koffman (4)                     5,000            (9)

Jay R. Petschek  (4)(10)                 16,000            (9)

Dean H. Cannon (4)                        2,500            (9)

Nathiel G. Egosi (4)(5)                  36,000            1.3 %

Jeffrey M. Young (4)(5)                  40,675            1.3 %

David H. Weitzman (4)(5)                 44,583            1.3 %

All Directors and Executive
 Officers as a Group
 (11 persons)
 (2)(3)(4)(5)(8)(10)                  1,429,482           43.4 %
__________________________

(1) Percent of outstanding Shares is computed on the basis of 2,675,773 Shares of Common Stock outstanding as of March 20, 1995.

(2) The Shares listed do not include 664,806 Shares owned by Allen & Co. Mr. Gould is a Managing Director of Allen & Co. Mr. Gould disclaims beneficial ownership of the Shares owned by Allen & Co.

(3) The Shares listed include (1) 13,600 Shares owned by Mr. Dwyer's wife, (2) 18,000 Shares owned by each of Mr. Dwyer's three minor children (for a total of 54,000 Shares), and (3) 3,300 Shares owned by a family trust of which Mr. Dwyer is a trustee and beneficiary. Mr. Dwyer disclaims beneficial ownership of the Shares owned by his wife and minor children.

(4) The number of Shares listed as beneficially owned by the directors, executive officers and All Directors and Executive Officers as a Group includes the following number of Shares not presently owned but as to which such listed beneficial owner has the right to acquire beneficial ownership by exercise of stock options that are exercisable on March 20, 1995 (or within 60 days of such date): Andrew T. Dwyer--40,000 Shares; Lawrence J. Schorr--125,920 Shares; Burton I. Koffman--5,000 Shares; Jay R. Petschek-- 15,000 Shares; Dean H. Cannon--2,500 Shares; Nathiel G. Egosi--27,740 Shares; Jeffrey M. Young--27,830 Shares; David Weitzman--26,920 Shares; and All Directors and Executive Officers as a Group (11 persons)--284,110 Shares.

(5) The number of Shares listed as beneficially owned by the directors, executive officers and All Directors and Executive Officers as a Group includes the following number of Shares not presently owned but as to which such listed beneficial owner has the right to acquire beneficial ownership by exercise of stock options that are not exercisable on March 20, 1995 (or within 60 days of such date), but which become exercisable upon consummation of the Offer: Andrew T. Dwyer--40,000 Shares; Lawrence J. Schorr--52,580 Shares; Nathiel G. Egosi--8,260 Shares; Jeffrey M. Young-- 7,670 Shares; David Weitzman--7,080 Shares; and All Directors and Executive Officers as a Group (11 persons)--122,390 Shares.

(6) Kennedy Asset Management, Inc., a registered investment advisor, is deemed to have beneficial ownership of 233,400 Shares as of December 31, 1994, all of which Shares are held in discretionary accounts for investment purposes.

(7) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 135,623 Shares as of December 31, 1994, all of which Shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such Shares.

(8) The Shares listed include 3,718 Shares owned by the Levene, Gouldin & Thompson Retirement Plan for the benefit of Lawrence J. Schorr.

(9) The percentage constitutes less than one percent of the total outstanding Shares.

(10) The Shares listed include 1,000 Shares owned by the wife of Jay R. Petschek. The Shares listed do not include 113,363 Shares that may be issued upon the exercise of a stock warrant granted to Ladenburg. Mr. Petschek is a Managing Director, Corporate Finance of Ladenburg.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the compensation of the Company's President and Chief Executive Officer and the Company's four most highly compensated executive officers other than the President and Chief Executive Officer who were serving as executive officers as of December 31, 1994. In each case, compensation for services rendered in all capacities to the Company and its subsidiaries is included for the specified time periods.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                               ANNUAL COMPENSATION (1)     COMPENSATION
                                              -------------------------   --------------
                                                                           Awards of        All Other
                                                      Salary                Options        Compensation
Name and Principal Position                    Year  ($) (2)   Bonus($)    (Shares) (3)       ($) (4)
- ---------------------------                   -----  -------   -------     ------------    ------------
Lawrence J. Schorr,                           1994   266,405   109,646       137,000           3,642
President and Chief Executive Officer (5)     1993   225,000         0             0           3,374
                                              1992   229,326     6,000             0           3,323
David C. Jones,                               1994   146,875    20,000        22,500           2,838
Executive Vice President & Secretary (6)      1993   163,578         0             0           3,066
                                              1992   170,723     5,000             0           3,032
Nathiel G. Egosi,                             1994   146,909    27,000        21,000           2,288
Vice President--Engineering (7)               1993   140,000    22,803             0           2,565
                                              1992   136,346    46,232             0           2,381
Jeffrey M. Young,                             1994   125,481    30,108        19,500           2,309
Vice President--Operations (8)                1993   100,000         0             0           2,000
                                              1992   101,923         0             0           1,957
David H. Weitzman,                            1994   108,847    23,000        18,000           2,077
Vice President--Marketing (8)                 1993   100,000         0             0           2,000
                                              1992   101,923         0             0           2,035

- --------------------

(1) Does not include the value of certain non-cash compensation to the named individuals which did not exceed the lesser of $50,000 or 10% of such individuals' total annual salary and bonus shown in the Table. The Company provides an automobile to each of the named executives for use in connection with Company business but does not believe the value of such automobiles and other non-cash compensation (if any) exceeds the lesser of $50,000 or 10% of the executive's total annual salary and bonus.

(2) Includes salary and/or bonus deferred pursuant to Section 401(k) of the Internal Revenue Code.

(3) The numbers shown in the table represent options for the purchase of Shares granted to the named persons under the Company's Incentive Stock Option Plan As Amended and Restated June 8, 1990 (the "Incentive Plan") and under the Non-Qualified Stock Option Plan (the "Non-Qualified Plan"). There were no long-term incentive payouts during any of the three years covered in the table.

(4) Reflects nondiscretionary contributions made on behalf of the named executive officer pursuant to the provisions of the Company's 401(k) Plan.

(5) Mr. Schorr was elected Chief Executive Officer on May 4, 1993. Between October 1988 and May 4, 1993, Mr. Schorr served as the Company's President and Chief Operating Officer and, as Chief Operating Officer, acted in a capacity similar to that of a Chief Executive Officer.

     The Company entered into an Employment Agreement with Lawrence J. Schorr effective October 3, 1988. The agreement was amended effective May 6, 1991 and expires on October 1, 1996. The agreement, as amended, provides for an annual base salary of $225,000 for the twelve months ended September 30, 1992, with annual five percent (5%) increases thereafter, and for additional cash bonuses in the discretion of the Board of Directors. The agreement also provides that in the event of a change of control of the Company during the term of the agreement, Mr. Schorr has the right to terminate the agreement in exchange for a lump sum payment by the Company of an amount equal to the balance of all salary payments due to him until the regular termination date, unless the new controlling entity has a net worth equal to or greater than the net worth of the Company immediately prior to the change of control and guarantees the Company's performance of its obligations under the employment agreement. The acquisition by JWP on October 1, 1991 of 34% of the outstanding Shares, as well as the acquisition by Allen & Co. on January 6, 1994 of 29% of the outstanding Shares, triggered these change of control provisions; however, no JWP or Allen & Co. guarantee was provided.

(6) The Company entered into an Employment Agreement with David C. Jones effective November 28, 1988. The agreement was amended effective November 15, 1993 with an expiration date of October 31, 1995. The agreement, as amended, provided for an annual base salary at the rate of $133,500 per annum for the period November 15, 1993 through October 31, 1994, and an annual base salary at the rate of $125,000 per annum for the period November 1, 1994 through October 31, 1995. The agreement also provided for additional cash bonuses in the discretion of the Board of Directors. In 1994, the Company also made a lump sum payment of $8,500 to Mr. Jones for compensation earned during the period November 1, 1992 through December 31, 1993 that had previously been deferred. Mr. Jones' employment agreement could be terminated voluntarily by the Company or Mr. Jones upon 30 days' notice and, if so terminated, Mr. Jones was entitled to payment of six months salary or the balance due under the employment agreement, whichever was less. In the event the agreement was terminated by the Company with an effective termination date that was prior to November 1, 1994, termination payments were to be paid at the rate of $181,912.50 per annum for any months remaining under the agreement prior to November 1, 1994 (up to 6 months), with the balance (if any) of the termination payments at the rate payable under the agreement. The agreement was terminated effective January 2, 1995, when Mr. Jones resigned as an officer, director and employee of the Company. The agreement also contained change of control provisions identical to those contained in Mr. Schorr's employment agreement (described in note 5, above). Neither JWP nor Allen & Co. guaranteed Mr. Jones' agreement.

(7) RRT Design, a subsidiary of the Company, entered into an Employment Agreement with Nathiel G. Egosi effective June 1, 1989. Upon termination of that agreement, RRT Design entered into a new agreement with Mr. Egosi effective June 1, 1992 and expiring on May 31, 1995. The agreement provides for an annual base salary of $140,000, for an incentive bonus annually equal to five percent (5%) of RRT Design's net income before taxes and bonuses or pursuant to a new bonus program to be adopted by the Company, and for additional compensation in the discretion of RRT Design's Board of Directors. (The bonus amounts shown in the Table reflect amounts actually paid each year as a result of RRT Design's net income for the prior year.)

(8) Effective July 31, 1991, the Company entered into Employment Agreements that expired on July 1, 1994 with Jeffrey M. Young and David H. Weitzman. Messrs. Young and Weitzman previously had been employees of RRT Empire pursuant to agreements effective August 1, 1988. The agreements with the

     Company provided for annual base salaries of $100,000 each and for additional compensation in the discretion of the Board of Directors. Messrs. Young and Weitzman have remained officers and employees although their employment agreements have terminated.


   The Company has also entered into Employment Agreements with Burton I. Koffman and Richard E. Koffman expiring on January 1, 2001 and January 1, 1996, respectively. Each agreement provides for a base annual salary of $50,000 for the 12 months ended January 1, 1992, with annual five percent increases thereafter, and each agreement contains change of control provisions identical to those in Mr. Schorr's employment agreement (described in note 5, above). Neither JWP nor Allen & Co. guaranteed the agreements with Messrs. Koffman. In connection with the sale of stock to JWP in October 1991, the Company's interest in a certain promissory note was sold to a company affiliated with the Koffman family. Payments due to the Company in connection with that transaction were delinquent and were offset against payments owed Messrs. Koffman under the employment agreements during 1992, 1993 and 1994. See "Transactions With Executive Officers and Directors."

   Effective March 1, 1994, the Company entered into a Consulting Agreement with Andrew T. Dwyer, Chairman of the Board, pursuant to which Mr. Dwyer will provide specified consulting services to the Company. The Consulting Agreement is for an initial term of six months, and is automatically renewed on a month-to-month basis at the end of the term. The Consulting Agreement can be terminated by the Company or Mr. Dwyer on 30 days' written notice. Compensation under the Consulting Agreement is paid to Mr. Dwyer on a monthly basis at the rate of $100,000 per annum.

DIRECTOR COMPENSATION

   Cash directors' fees were not paid for service in 1994, but stock options under the Non-Qualified Plan were granted to the non-employee directors in early 1994. Non-qualified stock options to purchase 5,000 Shares were granted to Alan Jablon, Innis O'Rourke, Jay Petschek and Burton Koffman, and non-qualified stock options to purchase 2,500 Shares were granted to Dean H. Cannon. Messrs. Jablon and O'Rourke served as members of the Board of Directors during 1993 but resigned in 1994. The exercise price for all such options is $3.42 per share, which was in excess of the market price of $2.75 of the Company's Common Stock on the date of the grants. All of such options vested in full on August 23, 1994.

   Officers and employees who serve as directors are not compensated for their service as directors. All directors are reimbursed for expenses incurred in attending Board and committee meetings.

OPTION GRANTS IN 1994

   The following table sets forth certain information concerning individual grants of stock options during the year ended December 31, 1994 under the Incentive Plan and under the Non-Qualified Plan to the executive officers named in the table under the caption "Summary Compensation Table." There were no grants of free standing stock appreciation rights during the year ended December 31, 1994.

                                                                                                     POTENTIAL REALIZABLE VALUE
                                                                                                     AT ASSUMED ANNUAL RATES OF
                                                                                                    STOCK PRICE APPRECIATION FOR
                                                  INDIVIDUAL GRANTS                                        OPTION TERM (3)
                       -----------------------------------------------------------------------    --------------------------------
                                               % OF TOTAL OPTIONS
                        NUMBER OF SHARES      GRANTED TO EMPLOYEES    EXERCISE
                           UNDERLYING            IN YEAR ENDED          PRICE      EXPIRATION
NAME                   OPTIONS GRANTED (1)     DECEMBER 31, 1994      ($/SHARE)     DATE (2)      0% ($)      5% ($)       10% ($)
- ----                   -------------------    --------------------    ---------    -----------    ------    ----------    --------
Lawrence J. Schorr         37,000 (4)               15.2%               $3.42      2/23/04          0       $  39,200     $137,373
                           35,000 (5)               14.4%               $3.45      3/15/04          0       $  43,157     $140,245
                           25,000 (5)               10.3%               $4.00      3/15/04          0       $  17,090     $ 86,425
                           20,000 (5)                8.2%               $4.60      3/15/04          0       $   1,661     $ 57,140
                           20,000 (5)                8.2%               $5.25      3/15/04          0       $ (11,339)    $ 44,140

David C. Jones             15,000 (4)                6.2%               $3.42      2/23/04 (6)      0       $  15,892     $ 55,692
                            7,500 (5)                3.1%               $3.45      3/15/04 (6)      0       $   9,248     $ 30,052

Nathiel G. Egosi           14,000 (4)                5.8%               $3.42      2/23/04          0       $  14,832     $ 51,979
                            7,000 (5)                2.9%               $3.45      3/15/04          0       $   8,631     $ 28,049

Jeffrey M. Young           13,000 (4)                5.3%               $3.42      2/23/04          0       $  13,773     $ 48,266
                            6,500 (5)                2.7%               $3.45      3/15/04          0       $   8,015     $ 26,046

David H. Weitzman          12,000 (4)                4.9%               $3.42      2/23/04          0       $  12,713     $ 44,553
                            6,000 (5)                2.5%               $3.45      3/15/04          0       $   7,398     $ 24,042

(1) Options granted during 1994 become exercisable upon a change of control of the Company, as defined in the option plans and option agreements. Options are non-transferrable other than by will or the laws of descent and distribution.

(2) Options were granted for a term of ten years, subject to earlier termination in certain events related to termination of employment.

(3) The amounts under the columns labeled "5%" and "10%" are included by the Company pursuant to certain rules promulgated by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, in the price of the Company's stock. Such amounts are based on the assumption that the named persons hold the options granted for their full ten year term. The actual value of the options will vary in accordance with the market price of the Shares. The column headed "0%" is included to demonstrate that the options were granted at prices in excess of the fair market value at the time of the grants and optionees will not recognize any gain without an increase in the stock price, which increase benefits all stockholders commensurately. The Company did not use an alternative formula to attempt to value options at the date of grant, as management is not aware of any formula that determines with reasonable accuracy a present value of options of the type granted to the optionees.

(4) Options became exercisable as to 33% of the Shares covered thereby on and after August 23, 1994 (six months from the date of the grant), as to an additional 33% of the Shares covered thereby on and after January 1, 1995, and become exercisable as to the full amount of the Shares on and after January 1, 1996.

(5) Options became exercisable as to 25% of the Shares covered thereby on and after September 15, 1994 (six months from the date of the grant), and become exercisable as to an additional 25% on each March 15 thereafter.

(6) Mr. Jones resigned as an officer and employee of the Company effective January 2, 1995. Options to purchase an aggregate of 10,625 Shares had not vested on such date and were terminated, and the expiration date for the remaining options was accelerated to April 2, 1995. Mr. Jones exercised options to purchase 41,875 Shares and 1,500 Shares on approximately March 3 and 20, 1995, respectively.


UNEXERCISED STOCK OPTIONS AT DECEMBER 31, 1994

   The following table sets forth certain information concerning unexercised options granted prior to December 31, 1994 under the Incentive Stock Option Plan and the Non-Qualified Stock Option Plan to the executive officers named in the table under the caption "Summary Compensation Table." There were no employee stock options or stand alone stock appreciation rights exercised during the year ended December 31, 1994. There were no stand alone stock appreciation rights outstanding as of December 31, 1994.

                              NUMBER OF SHARES
                           UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                              STOCK OPTIONS AT         IN-THE-MONEY OPTIONS AT
                             DECEMBER 31, 1994          DECEMBER 31, 1994 (1)
                           ----------------------      -----------------------
                                EXERCISABLE/                 EXERCISABLE/
NAME                           UNEXERCISABLE                UNEXERCISABLE
- ----                       ----------------------      -----------------------
Lawrence J. Schorr             88,710/89,790               $49,937/$39,273

David C. Jones                 38,375/15,625               $ 7,369/$16,706

Nathiel G. Egosi               21,370/14,630               $ 6,827/$15,643

Jeffrey M. Young               21,915/13,585               $ 6,339/$14,526

David H. Weitzman              21,460/12,540               $ 5,852/$13,408


(1) In-the-money stock options are options for which the exercise price is less than the market price of the underlying stock on a particular date. These values are based on a price of $4.50 per Share, the closing price of the Shares on the American Stock Exchange on December 30, 1994. Such values were determined by subtracting the applicable exercise price in each case.



              TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

     Reference is made to Item 3 of the Schedule 14D-9, the foregoing discussion, the discussion set forth below and Schedule II.

     In October 1991, six stockholders of the Company who owned in the aggregate 914,806 Shares, representing 34.7% of the then-outstanding Shares, sold their Shares to JWP in a private transaction. Pursuant to the agreement with JWP covering the sale, Richard Koffman, Milton Koffman and David Koffman, each of whom was a seller or affiliated with the sellers, resigned from their respective positions as officers and/or directors of the Company upon the closing of the transaction. Burton Koffman, upon the closing, resigned as Chairman and Chief Executive Officer but continued as a director of the Company. Burton and Richard Koffman also continue to be employed by the Company pursuant to the terms of the Koffman Agreements. In connection with the sale, the Company entered into an agreement with JWP that required the Company to elect certain JWP designees to the Company's Board of Directors upon the resignations of Messrs. Koffman, to cause the JWP designees to be nominated to be elected to the Board at annual Company stockholders' meetings, to elect JWP designees to Board committees and subsidiary boards of directors, and to take related actions. In January 1994, JWP sold all Shares owned by it to Allen & Co. and Paul Gould. The Company's obligations to JWP regarding directors and committee members terminated upon such sale, and there are no similar obligations to Allen & Co. or Mr. Gould.

     In connection with the October 1991 sale of stock to JWP, Milbar Consultants Corp. ("Milbar"), a company affiliated with the selling stockholders, agreed to purchase from the Company, the Company's interest in a promissory note (the "Chase Eastern Note") evidencing a loan made by the Company to Chase Eastern Co., Inc., for cash of $181,585 and a promissory note payable by Milbar in the principal amount of $544,755 (the "Milbar Note"), which amounts aggregated the then unpaid principal balance on the Company's interest in the Chase Eastern Note, plus accrued and unpaid interest. The Company was entitled to monthly payments from Milbar on the Milbar Note in an amount equal to the greater of (a) $30,000, or (b) the aggregate of all sums actually received during such month by Milbar on the Chase Eastern Note, until the Milbar Note was paid in full. All obligations of Milbar under the Milbar Note and related Purchase Agreement were guaranteed by Burton Koffman, Richard Koffman and affiliated corporations. As of December 31, 1992, the balance due under the Milbar Note was $310,000, all of which was delinquent. Interest of $23,000 accrued during 1993, and $100,000 was paid in cash on the Milbar Note during 1993. In addition, payments aggregating $233,000 owed by the Company to Burton and Richard Koffman under their employment agreements were withheld during 1992, 1993, and 1994, as a result of this delinquency. Pursuant to an agreement among the parties, the amount was offset against the amounts owed under the Milbar Note and no amounts remained outstanding under the Milbar Note at December 31, 1994.

     The Company leases from two members of the Koffman family the facilities used by the Company as its executive offices in Vestal, New York pursuant to a Lease Agreement, as amended, expiring December 31, 1998. Effective January 1, 1994, the Lease Agreement was amended to require fixed rental payments of $28,800 and $36,000 for the years ended December 31, 1994 and 1995, respectively, and increased fixed payments for future years, and the Company agreed to pay fifty percent (50%) of the cost of utilities and trash collection expenses for the building. The Lease Agreement may be terminated by the Company or the landlords at any time on 30 days' written notice, so long as the date of termination is on or after January 1, 1996.

     In April 1990, the Company sold 1,000,000 Shares in an underwritten public offering in which Ladenburg acted as managing underwriter, and granted to Ladenburg a stock Warrant. The Warrant is exercisable through April 10, 1995 for 113,363 shares at an exercise price of $9.13 per share. Jay Petschek, a director of the Company, is a Managing Director of Ladenburg. If the Merger is consummated, Ladenburg will receive a cash payment in settlement of the Warrant. See "Item 3. Identity and Background" in the Schedule 14D-9.

     In December 1994, the Company engaged Ladenburg as exclusive placement agent in connection with the proposed offer and private placement by the Company of approximately $10,500,000 of debt securities of the Company for the financing (the "Financing") of a material recycling facility in Lake County, Illinois. If the Financing is consummated within thirty six months after Ladenburg was engaged with an investor introduced to the Company by Ladenburg, or contacted by Ladenburg or the Company within a year after Ladenburg was engaged, the Company will pay to Ladenburg a fee equal to the greater of (i) 3% of the purchase price paid by the purchaser of the securities issued in connection with the Financing, or (ii) $250,000. The Company also agreed to reimburse Ladenburg for reasonable out-of-pocket expenses incurred in connection with the engagement, and to indemnify

Ladenburg for certain liabilities that could arise as a result of the engagement, including liabilities arising under the federal securities laws. As of the date of this Statement, no sales of securities under the engagement have occurred.



                     1994 CHANGE OF CONTROL OF THE COMPANY

     Pursuant to an Agreement dated as of December 30, 1993 (the "Agreement"), JWP, the then-owner of 914,806 Shares, sold its Shares to Allen & Co. and Paul
A. Gould. The transaction closed on January 6, 1994. The Shares sold to Allen & Co. and to Mr. Gould constituted in the aggregate 34.7% of the then-outstanding Shares. Allen & Co. acquired 764,806 Shares (29.0%) and Mr. Gould acquired 150,000 Shares (5.7%).

     The aggregate purchase price paid by Allen & Co. and Mr. Gould for the Shares that were sold by JWP was $2,391,365.75. This amount was equal to $2.625 per Share, less a $10,000 allowance for costs. Allen & Co. funded the purchase from working capital and Mr. Gould funded the purchase from personal funds.

     In connection with the sale of the Shares, rights previously granted by the Company to JWP to nominate certain members of the Company's Board of Directors and committees of the Board, and certain related rights, were terminated. In consideration of the termination of such rights, and the payment by JWP to the Company of an expense allowance of $91,481 ($.10 per share), the Company agreed to register the Shares purchased from JWP on behalf of Allen & Co. and Mr. Gould in a shelf registration statement.

     On February 22, 1994, Andrew Dwyer, the Company's Chairman, and members of his family purchased an aggregate of 100,000 Shares from Allen & Co. for $2.625 per share. Funds for the purchase came from personal funds of Mr. Dwyer and his family. The registration rights for those Shares were transferred to Mr. Dwyer upon the sale.

     Andrew Dwyer is the former Chairman and Chief Executive Officer of JWP. Innis O'Rourke, a director of the Company at the time of the sale by JWP, was also a director of JWP.



               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Effective May 1, 1991, the Commission promulgated new rules under Section 16 of the Exchange Act. The Company believes that during the year ended December 31, 1994, its executive officers and directors have complied with all
Section 16 filing requirements.

                                  SCHEDULE II

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
         RESOURCE RECYCLING TECHNOLOGIES, INC. DURING THE PAST 60 DAYS

A former director and executive officer of the Company exercised outstanding stock options previously granted under the Incentive Plan and the Non-Qualified Plan to purchase an aggregate of 41,875 Shares and an aggregate of 1,500 Shares on approximately March 3 and 20, 1995, respectively. The Company used Shares held in its treasury to fund such option exercises. The Shares were purchased at exercise prices of $3.42 for 10,000 Shares, $3.45 for 1,875 Shares, $5.75 for 30,000 Shares and $8.50 for 1,500 Shares.


                                     II-1